Exhibit 99.3

Annual & Special Meeting of Shareholders

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

MEETING DATE, TIME & LOCATION:

Date:  May 13, 2016
Time:                              10:00 a.m. (Calgary time)
Place:                              Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, AB

You are receiving this notification because Crescent Point Energy Corp. (the "Company") will be using the notice and access model ("N&A") for the delivery of meeting materials to our Shareholders in respect of our upcoming annual and special meeting to be held on May 13, 2016 (the "Meeting").  Under N&A, Shareholders still receive a proxy or voting instruction form ("VIF") enabling them to vote at the Meeting by proxy.  However, instead of a paper copy of the full Information Circular – Proxy Statement ("Information Circular"), Shareholders receive this notification which provides guidelines on how to access the Information Circular electronically.  Adopting N&A to deliver materials is more environmentally friendly as it reduces paper use and also lowers the Company's costs for printing and mailing.
- Matters to be Voted on at the Meeting -

The resolutions to be voted on at the meeting are listed below, along with the section name in the Information Circular where further detail regarding the matter is provided.  Shareholders are reminded to review the Information Circular carefully before voting as it has been prepared to help you make an informed decision.

Election of Directors: Fix the number of directors and elect directors for the coming year.  Information respecting the election of directors may be found under "Election of Directors" in the Information Circular.
Auditors: Re-appoint PricewaterhouseCoopers LLP as our auditors.  Further information is contained under "Appointment of Auditors" in the Information Circular.
Amendment to the Restricted Share Bonus Plan ("RSBP") – Increase Common Share Reserve:  Approve an amendment to the RSBP increasing the maximum number of Common Shares reserved and available for issuance under the RSBP by 9,500,000 Common Shares.  The RSBP and details regarding this amendment are more fully described in the Information Circular under the section "Amendment to the Restricted Share Bonus Plan – Increase Common Share Reserve".
Amendment to the Restricted Share Bonus Plan – Increase Grant Limits for Directors:  Approve an amendment to the RSBP increasing the limits of the equity award value of any grants of Restricted Shares from the current $100,000 per year per non-employee director to $150,000.  The RSBP and details regarding this amendment are more fully described in the Information Circular under the section "Amendment to the Restricted Share Bonus Plan – Increase Grant Limits for Directors".
Advisory 'Say-On-Pay' Vote on Executive Compensation Approach:  Approve, on an advisory (non-binding) basis, our approach to executive compensation which is more fully described in the Information Circular under "Advisory Vote on Executive Compensation".

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

The Company has elected to use a procedure known as 'stratification' in relation to its use of N&A. Stratification is the process of including a paper copy of the Information Circular in the notice package that is sent to certain Shareholders.  In relation to the Meeting, Crescent Point has determined that registered Shareholders and those Beneficial Shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Meeting, the Information Circular and a form of proxy or VIF (as applicable), whereas other Beneficial Shareholders will receive this N&A notification plus a VIF.

- How to Access the Meeting Materials -

How to View Online:  You may access the Meeting materials (Information Circular and related materials) as follows:
Website: http://www.crescentpointenergy.com/invest/agm-2016
or
SEDAR profile: www.sedar.com

How to Receive a Paper Copy:  If you would like to receive a paper copy of the Information Circular by mail, you may call us toll free at 1-855-767-6923 or email us at investor@crescentpointenergy.com (there is no charge to you for requesting a paper copy).  Requests should be received by us no later than April 29, 2016 to ensure you receive the materials in advance of the voting deadline and meeting date.

If you do request a paper copy of the meeting materials, please note that another VIF will not be sent; please retain the enclosed VIF for voting purposes.

- How to Vote Your Shares -

In accordance with the instructions set forth on the accompanying VIF, Beneficial Shareholders are asked to return their VIF using one of the following methods at least one (1) business day in advance of the deposit date and time set out in the accompanying VIF:

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

Vote on the Internet:	www.proxyvote.com
Vote by Telephone:	Toll free from Canada: Toll free from the U.S. International Callers:	1-800-474-7493 (English) / 1-800-474-7501 (French) 1-800-454-8683 (English) +1-905-507-5450 (English)
Vote by Mail:	Complete the accompanying VIF and return it to: Data Processing Centre PO Box 2800 Stn LCD Malton Mississauga ON L5T 2T7

Shareholders with questions about N&A or accessing meeting materials can call us toll free at 1-855-767-6923 or email us directly at investor@crescentpointenergy.com.